FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

   SIGNIFICANT EVENT

                                                                     Enel Américas S.A.

Securities Registration Record No. 175

Santiago, March 23, 2018.

Ger. Gen. No. 2/2018.

Mr. Joaquín Cortez Huerta

Chairman

Financial Market Commission

Avda. Libertador Bernardo O’Higgins 1449

Ref. SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10, paragraph 2 under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the former Superintendence of Securities and Insurance, duly authorized I hereby inform you of the following significant event:

Our subsidiary, Enel Brasil S.A., has sent a proposal to Eletropaulo Metropolitana Eletricidade de São Paulo S.A., (Eletropaulo), related to a potential participation in an eventual capital increase that is being analyzed by Eletropaulo.  As of this date, the negotiations are preliminary and we will provide relevant information to the market according to its progress

This Significant Event is being issued in relation to the “Fato Relevante” that Eletropaulo sent yesterday to the market in Brazil, as attached.

Sincerely yours ,

Paolo Pallotti

Chief Financial Officer

Cc     Santiago Stock Exchange

Chilean Electronic Stock Exchange

Valparaíso Stock Exchange

Risk Classification Committee

Banco Santander Santiago – Bondholders’ Representative

Central Securities Depositary

Eletropaulo

ELETROPAULO METROPOLITANA ELETRICIDADE DE SÃO PAULO S.A.

Companhia Aberta
CNPJ/MF 61.695.227/0001-93
NIRE 35.300.050.274

FATO RELEVANTE

ELETROPAULO METROPOLITANA ELETRICIDADE DE SÃO PAULO S.A. ("Eletropaulo" ou "Companhia") (B3: ELPL3), dando seguimento ao quanto informado no fato relevante de 14 de março de 2018, comunica que recebeu proposta da Enel Brasil S.A. relativa ao investimento indireto da The AES Corporation na Companhia e à sua participação em uma eventual oferta pública de distribuição de ações, que estão sob análise pela Companhia.

Conforme já divulgado nos fatos relevantes de 18 de janeiro, 28 de fevereiro e 14 de março de 2018, a Companhia continua avaliando a realização de oferta pública de distribuição de ações, assim como outras alternativas disponíveis para o financiamento de suas atividades e compromissos no curso normal dos seus negócios. Não há, até esta data, qualquer definição quanto à efetiva realização de uma oferta, tampouco sobre estrutura e volume, ou sobre a adoção de quaisquer outras alternativas propostas à Companhia. Caso fatos novos de caráter relevante se verifiquem, a Eletropaulo os divulgará na forma prevista na regulamentação, mantendo o elevado padrão de comunicação com o mercado e seus acionistas que sempre buscou adotar.

Barueri, 22 de março de 2018.

ELETROPAULO METROPOLITANA ELETRICIDADE DE SÃO PAULO S.A.

Marcelo Antonio de Jesus

Diretor Vice-Presidente e de Relações com Investidores

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: March 26, 2018